UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 18, 2019

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Completion of Acquisition of Assets.

On January 18, 2019, 1st stREIT Office Inc. (the “Company”), through 1SO Midtown Carmel, LLC, a wholly-owned subsidiary of 1st stREIT Office Operating Partnership (the “Operating Partnership”), completed the acquisition of the Allied Solutions Building (the “Allied Property”), an approximately 142,000-square-foot-mixed use office and retail property, with an associated parking garage, located in Carmel, Indiana. The main terms of the acquisition were previously disclosed in the Current Report on Form 1-U filed by the Company with the Securities and Exchange Commission on December 26, 2018. The Allied Property is a newly constructed Class A building, and is part of the greater Midtown Carmel redevelopment project. The Allied Property is approximately 87% leased to two tenants: (i) 108,000 square feet leased until 2030 to Allied Solutions, LLC, an independently operating subsidiary of Securian Financial Group and one of the largest providers of insurance, lending and marketing products to banks and credit unions, and (ii) approximately 15,750 square feet leased until 2029 to the F.C. Tucker Company, the largest independent real estate firm in the state of Indiana.

The purchase price for the Allied Property, excluding closing costs, credits and prorations, was approximately $32 million, which the Company funded using a combination of (i) an unsecured loan from Tryperion Partners, LLC, the Company’s sponsor, to the Operating Partnership, in accordance with the general terms outlined in the Company’s Offering Circular dated September 27, 2018, which the Company intends to repay from future offering proceeds, and (ii) a 10-year loan, secured by the Allied Property, with a principal amount of $17,600,000 and an interest rate of 4.485%.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer

Date: January 24, 2019